DSM Press Release

[redacted]s,
The Netherlands
31) 45 5740680

DSM

40E

Heerlen (NL), 19 December 2005

<u>DSM restructures pharma units in line with strategic direction announced in Vision 2010</u>
<u>- Pharma Chemicals site in South Haven to be closed and biopharmaceuticals site in Montreal to be mothballed -</u>

DSM Pharmaceutical Products, headquartered in Parsippany, New Jersey (USA), will restructure the activities of its business units DSM Pharma Chemicals and DSM Biologics. The restructuring follows a study (forming part of DSM's recently introduced strategy *Vision 2010* and announced in DSM's report for the third quarter of 2005) involving a closer scrutiny of DSM's pharma assets. The most important elements of the restructuring are the anticipated discontinuation of the DSM Pharma Chemicals operations in South Haven, Michigan (USA) in the first half of 2007 and the mothballing of the DSM Biologics facilities in Montreal (Canada) in the beginning of 2006.

<u>DSM Pharma Chemicals</u>
Within the framework of *Vision 2010*, DSM has extensively reviewed developments in the market for contract manufacturing of active pharmaceutical ingredients (APIs) and (advanced) intermediates and in the market for generic APIs. It was concluded that the markets for early stage (non-registered) intermediates and generic APIs are commoditizing and will increasingly be served by producers operating in low cost economies, notably India and China.

For this reason, DSM will increase the focus of its pharmaceutical chemical operations on higher added value products, capitalizing on its toolbox in chemical and biochemical processing and its track record in regulatory compliance. Hence, the company will focus on advanced and registered intermediates, APIs and more specialized generic APIs. Early stage intermediates will be sourced increasingly from China and India. As a consequence, DSM Pharma Chemicals will have to scrutinize its assets base more closely, focus on the above market segments and further improve its capacity utilization and cost structure.

These strategic considerations have led DSM to decide to close the DSM Pharma Chemicals site in South Haven, Michigan (USA), in the second quarter of 2007, affecting 142 employees.

Ongoing activities will be absorbed in DSM Pharma Chemicals Linz (Austria) and Venlo (the Netherlands). DSM Pharma Chemicals will assist customers in transitioning to these manufacturing sites as suppliers, or will assist in the sourcing of product from alternative sources.

<u>DSM Biologics</u>
As an integral part of Vision 2010, DSM Pharmaceutical Products has undertaken a thorough analysis of the contract manufacturing market for biopharmaceuticals. Based on the outcome of this analysis, DSM has confirmed in its *Vision 2010* program that in the field of biopharmaceuticals the development of cell line technology, the *software*, will potentially be of more impact than the installment of new contract manufacturing capacity, the *hardware.*

That is why two years ago DSM already started to focus on the very interesting potential of its alliance with Dutch biotech firm Crucell (Euronext, NASDAQ: CRXL) on the development of the human cell line production technology platform PER.C6. Crucell and DSM will put more emphasis on the development of this PER.C6 technology by building a strong portfolio of intellectual property, with the objective of licensing this cell line, including supporting fermentation technologies, to the biopharmaceutical industry.

Following this sharpened focus, DSM Biologics in Groningen (the Netherlands) will focus on providing full support to licensees of the PER.C6 technology, besides its services as a contract manufacturer for the biopharmaceutical market. As a consequence, the facilities of DSM Biologics Montreal (Canada) will be mothballed in such a way that a restart (by others) will remain an option, in order to optimize their value.

Operations in Montreal will be discontinued at the beginning of 2006. Unavoidably, 85 employees will become redundant.

Financial consequences
The closure and mothballing of DSM Pharmaceutical Products' sites in South Haven and Montreal, respectively, will lead to an after tax exceptional item of approximately EUR 57 million, of which approximately EUR 49 million will be due to the impairment of assets. The measures to be taken in DSM Pharmaceutical Products will contribute around EUR 20 million to EBIT for the Pharma cluster from the second half of 2007 onwards, one reason being that they prevent foreseeable future losses.

In view of this, together with an expected release of certain provisions, the fourth quarter result of DSM is expected to carry an exceptional item after tax of approximately EUR 35 million negative.

DSM confirms its outlook for 2005 as given at the publication of its third quarter results: DSM expects its operating profit (from ordinary activities excluding exceptional items) for 2005 to exceed EUR 800 million. This means that DSM's operating profit for 2005 will be substantially higher than in the previous year (EUR 567 million).

About DSM Pharmaceutical Products
DSM Pharmaceutical Products (Parsippany, New Jersey, USA) is active in contract manufacturing for the pharmaceutical industry with a focus on active pharmaceutical ingredients and intermediates, biopharmaceutical active ingredients, and steriles and solid dose finishing. It comprises the business units DSM Biologics, DSM Pharma Chemicals and DSM Pharmaceuticals, Inc (Greenville, North Carolina, USA).

DSM Biologics operates sites in Montreal (Canada) and Groningen (the Netherlands). The business unit focuses on contract manufacturing of biological pharmaceuticals and is involved in the development of PER.C6 as a new production platform for recombinant monoclonal antibodies and other proteins in mammalian fermentation and in the licensing PER.C6 to the pharmaceutical and biotechnology industries for these purposes.

DSM Pharma Chemicals (DPC) mainly focuses on custom manufacturing of active pharmaceutical ingredients and intermediates. In addition to the South Haven site, the business unit has manufacturing sites in Linz (Austria), Venlo (the Netherlands) and Capua (Italy).

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

Note to the editors about PER.C6:

PER.C6 is a highly flexible human cell line, suitable for production of biopharmaceuticals through fermentation in batch, fed-batch and perfusion processes. The rights to license PER.C6 to the pharmaceutical and biotechnology industry for the production of proteins and monoclonal antibodies are jointly held by DSM and Crucell (Leiden – the Netherlands). Compared with other available mammalian cell lines (mainly Chinese Hamster Ovary cell lines, CHO), the PER.C6 cell line production technology platform offers substantial advantages in terms of yield, capacity, cost and quality.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

820-3120

Press Release

RECEIVED

2006 JAN -3 P 1:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Tel. +31 (45) 578 2421, Fax +31 (45) 574 0680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

Crucell

Crucell N.V.
P.O. Box 2048, 2301 CA Leiden, the Netherlands
Tel. +31 (71) 5248701 , Fax +31 (71) 5248702
Internet: www.crucell.com
E-mail : info@crucell.com

41E

Heerlen/ Leiden (the Netherlands),
20 December 2005

JOINT RELEASE

Crucell and DSM further strengthen and expand the development of PER.C6® Protein and Monoclonal Antibody Licensing Business

Joint R&D center to be established on US East Coast and in the Netherlands

Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and DSM Biologics, a business unit of DSM Pharmaceutical Products (a business group of Royal DSM NV) announced today that they will strengthen and expand the development of the PER.C6® protein and monoclonal antibody licensing business. The two companies will create an integrated solution for the production of recombinant proteins and monoclonal antibodies on PER.C6® in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6® technology platform in the market.

Crucell and DSM will develop and offer a fully integrated PER.C6® protein and monoclonal antibody production package for licensees to provide a true turn-key solution for protein and monoclonal antibody production. The system will include optimized clone generation technology, tailored media, batch, fed-batch and perfusion fermentation processes, fermentation equipment design, scale-up and scale-down solutions and regulatory support. The partnership's Research and Development to create this new platform will be based around a new joint R&D center, located in the Netherlands and the US East Coast.

The parties will expand their business development, marketing and customer services activities in the US and Europe. In addition, to accelerate the roll-out of the PER.C6® technology platform in the market and establish PER.C6® as the platform of choice for the industry, the parties will implement a new strategy of partnering with other players with protein capability to develop and offer services for PER.C6® and provide flexibility for PER.C6® licensees to select their service provider.

Based on the progress made and milestones achieved with PER.C6® to date and an extensive evaluation of the market, DSM has selected the PER.C6® protein and monoclonal antibody licensing business with Crucell as one of its focal points for intensified innovation in its new strategy, Vision 2010. In line with this strategy re-orientation DSM Biologics will concentrate its contract manufacturing activities in Groningen in the Netherlands, and will focus on supporting licensees of the PER.C6® technology.

"The protein market is growing rapidly and may reach USD 200 billion in 15 to 20 years, and we believe that PER.C6® has the potential to become the production platform of

choice for an attractive part of that market," said Leendert Staal, President of DSM Pharmaceutical Products. *"We want to pursue the significant income potential of the PER.C6® licensing business model."*

"We strongly believe that the intensification of our efforts will allow us to capture significant market share with the PER.C6® licensing business," said Ronald Brus, Crucell CEO. *"We are convinced that this will create significant value for our shareholders."*

The existing collaboration agreement between DSM and Crucell, which was signed in 2002, has been amended.

To date, Crucell and DSM have signed 20 PER.C6® licenses for production of various proteins, including licenses to companies with marketed proteins such as Merck, Roche, Ely Lilly/AME and J&J/Centocor.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: Sanofi Pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6® production technology. The company also licenses its PER.C6® technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

About DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company and Crucell have co-exclusive rights to license the high-producing PER.C6® human cell line to the pharmaceutical and biotechnology industry as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates a manufacturing facility in Groningen, the Netherlands.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

Note to the editor:
DSM and Crucell will elaborate on their new plans at a press event to be organized in January. If you are interested in participating in this event, please send an email to media.relations@dsm.com. You will then receive a formal invitation.

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and
Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

DSM Corporate Communications
Médard Schoenmaeckers
Tel. +31 (0)45 578 2035
Fax +31 (0)45 574 0680
media.relations@dsm.com

DSM Investor Relations
Dries Ausems
Tel. +31 (0)45 578 2864
Fax +31 (0)45 578 2595
investor.relations@dsm.com